Exhibit 21.1

SUBSIDIARIES

OF

FREESCALE SEMICONDUCTOR, INC.

Name	State/Country of Incorporation

Freescale Semiconductor Malaysia Sdn Bhd.	Malaysia
Freescale Semiconductor Hong Kong Limited	Hong Kong
Freescale Semiconductor EME&A SA	Switzerland
Freescale Semiconductor Singapore Pte. Ltd.	Singapore
Freescale Semiconductor Israel Limited	Israel
Freescale Semiconductor UK Limited	United Kingdom
Tohoku Semiconductor Corporation	Japan
Freescale Semiconducteurs France SAS	France